UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission File Number:  001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is the notice of the Annual General Meeting and Proxy Statement of Nordic American Tankers Limited, dated April 17, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: April 17, 2012	By: /s/ Herbjørn Hansson
Herbjørn Hansson Chairman, Chief Executive Officer and President

Exhibit 1

Nordic American Tankers Limited

April 17, 2012
TO THE SHAREHOLDERS OF

NORDIC AMERICAN TANKERS LIMITED

Enclosed is a Notice of the Annual General Meeting of Shareholders of Nordic American Tankers Limited (the "Company") and related materials.  The Annual General Meeting will be held at the Company's offices located at the LOM Building, 27 Reid Street, Hamilton, Bermuda on May 21, 2012, at 10:00 a.m. Bermuda time (the "Meeting").

At the Meeting, the shareholders of the Company will consider and vote upon proposals:

1.	To elect a total of seven directors to serve until the next Annual General Meeting of Shareholders ("Proposal One");

2.	To appoint Deloitte AS as the Company's independent auditors until the close of the next Annual General Meeting of Shareholders ("Proposal Two");

3.
To ratify and approve the reduction of the Company's share premium account by approximately $75.5 million, which is the amount of share capital which exceeds the aggregate par value of the outstanding common shares, par value $0.01 per share, of the Company to zero ("Proposal Three").

Adoption of Proposals One, Two or Three requires the affirmative vote of a majority of the votes cast at the Meeting.  We urge you to vote in favor of all of the Proposals.

The Company will also present the Company's financial statements and auditor's report for the year ended December 31, 2011 at the Meeting pursuant to the Bermuda Companies Act 1981 and the Company's Bye-Laws.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person. All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on April 10, 2012.

The Company's 2011 Annual Report is available on the Company's website at www.nat.bm.  Any shareholder may receive a hard copy of the Company's 2011 Annual Report free of charge upon request.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Herbjørn Hansson
Chairman, Chief Executive Officer and President

NORDIC AMERICAN TANKERS LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 21, 2012

NOTICE IS HEREBY given that the Annual General Meeting of Shareholders (the "Meeting") of Nordic American Tankers Limited (the "Company") will be held on May 21, 2012 at 10:00 a.m. Bermuda time at the Company's offices located at the LOM Building, 27 Reid Street, Hamilton, Bermuda, for the following purposes, of which items 1 through 3 are more completely set forth in the accompanying Proxy Statement:

1.	To elect a total of seven directors to serve until the next Annual General Meeting of Shareholders;

2.	To appoint Deloitte AS as the Company's independent auditors until the close of the next Annual General Meeting of Shareholders;

3.
To ratify and approve the reduction of the Company's share premium account by approximately $75.5 million, which is the amount of paid in share capital which exceeds the aggregate par value of the outstanding common shares, par value $0.01 per share, of the Company to zero;

4.	To lay before the shareholders the Company's audited financial statements and auditor's report for the year ended December 31, 2011; and

5.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

The Company's board of directors has fixed the close of business on April 10, 2012 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment or postponement thereof.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.

By Order Of The Board Of Directors

Timothy J Counsell
Secretary

April 17, 2012
Hamilton, Bermuda

NORDIC AMERICAN TANKERS LIMITED

______________________

PROXY STATEMENT

FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 21, 2012

________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the "Board" or the "Directors") of Nordic American Tankers Limited, a Bermuda company (the "Company"), for use at the Company's Annual General Meeting of Shareholders to be held at the Company's offices located at the LOM Building, 27 Reid Street, Hamilton, Bermuda, on May 21, 2012 at 10:00 a.m. Bermuda time, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about April 17, 2012.

VOTING RIGHTS AND OUTSTANDING SHARES

On April 10, 2012 (the "Record Date"), the Company had outstanding 52,915,639 common shares, par value $0.01 per share (the "Common Shares").  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more shareholders representing at least one-third of the total voting rights of the Company present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual General Meeting of Shareholders.

The Common Shares are listed on the New York Stock Exchange ("NYSE") under the symbol "NAT."

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office, LOM Building, 27 Reid Street, Hamilton, Bermuda, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company currently has seven Directors.  As provided in the Company's bye-laws, each Director shall hold office until his successor is elected or appointed or until his earlier resignation or removal.  The Board has nominated the seven persons listed below for re-election as Directors.

Set forth below is information concerning each nominee for Director.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following seven nominees.  It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Nominees For Election To The Company's Board Of Directors

Information concerning the nominees for Director is set forth below:

Name	Age	Position
Herbjørn Hansson	64	Chairman, Chief Executive Officer, President and Director
Hon. Sir David Gibbons	84	Director
Andreas Ove Ugland	57	Director
Jim Kelly	58	Director
Jan Erik Langangen	61	Director
Paul J. Hopkins	64	Director
Richard H. K. Vietor	66	Director

The biographies of the Company's present Directors are as follows:

Herbjørn Hansson earned his M.B.A. at the Norwegian School of Economics and Business Administration and Harvard Business School. In 1974 he was employed by the Norwegian Shipowners' Association, and from 1975 to 1980, served as the Chief Economist and Research Manager of INTERTANKO, an industry association whose members control about 70% of the world's independently-owned tanker fleet, excluding state-owned and oil company fleets. During the 1980s, Mr. Hansson was the Chief Financial Officer of Kosmos/Andres Jahre, which at that time was one of the largest Norwegian-based shipping and industry groups. In 1989, he founded Ugland Nordic Shipping AS, or UNS, which became one of the world's largest owners of specialized shuttle tankers. Mr. Hansson served as the company's Chairman and as its Chief Executive Officer from 1993 to 2001 when UNS was sold to Teekay Shipping Corporation, or Teekay, for a total value of $780.0 million. He continued to work with Teekay, most recently as Vice Chairman of Teekay Norway AS, until September 1, 2004 when he started working for the Company full-time. Mr. Hansson is the founder and has been the Chairman and Chief Executive Officer of the Company since its establishment in 1995. He also is a member of various governing bodies of companies within shipping, insurance, banking, manufacturing, national/international shipping agencies including classification societies and protection and indemnity associations. Mr. Hansson is fluent in Norwegian and English, and has a command of German and French for conversational purposes.

Sir David Gibbons has been a Director since September 1995. Sir David served as the Premier of Bermuda from August 1977 to January 1982. Sir David has served as Chairman of The Bank of N.T. Butterfield and Son Limited from 1986 to 1997, as Chairman of Colonial Insurance Co. Ltd. since 1986 and as Chief Executive Officer of Edmund Gibbons Ltd. since 1954. Sir David Gibbons is a member of our Audit Committee.

Andreas Ove Ugland has been a Director since 1997. Mr. Ugland has also served as director and Chairman of Ugland International Holding plc, a shipping/transport company listed on the London Stock Exchange, Andreas Ugland & Sons AS, Høegh Ugland Autoliners AS and Buld Associates Inc. He has spent his entire career in shipping in the Ugland family-owned shipping group. Mr. Ugland is the Chairman of our Audit Committee.

Jim Kelly has been a Director since June 2010.  Mr. Kelly has worked for Time Inc., the world's largest magazine publisher, since 1978. He served as foreign editor during the fall of the Soviet Union and the first Gulf War, and was named deputy managing editor in 1996. In 2001, Mr. Kelly became the magazine's managing editor, and during his tenure, the magazine won a record four National Magazine awards. In 2004, Time Magazine received its first EMMA for its contribution to the ABC News Series "Iraq: Where Things Stand." In late 2006, Mr. Kelly became the managing editor of all of Time Inc., helping supervise the work of more than 2,000 journalists working at 125 titles, including Fortune, Money, Sports Illustrated and People. Since 2009, Mr. Kelly has worked as a consultant at Bloomberg LP and taught at Princeton and Columbia Universities.  Mr. Kelly is a member of our Audit Committee.

Jan Erik Langangen has been a Director since June 2010 and served as the Executive Vice President, Business Development and Legal, of our manager, Scandic American Shipping Ltd., from November 2004 through September 2010, when Mr. Langangen's employment was transferred to the Company. Mr. Langangen previously served as the Chief Financial Officer from 1979 to 1983, and as Chairman of the Board from 1987 to 1992, of Statoil, an oil and gas company that is controlled by the Norwegian government and that is the largest company in Scandinavia. He also served as Chief Executive Officer of UNI Storebrand from 1985 to 1992. Mr. Langangen was also Chairman of the Board of the Norwegian Governmental Value Commission from 1998 to 2001, being appointed by the Norwegian Prime Minister. Mr. Langangen is a partner of Langangen & Helset, a Norwegian law firm and previously was a partner of the law firm Langangen & Engesæth from 1996 to 2000 and of the law firm Thune & Co. from 1994 to 1996. Mr. Langangen received a Masters of Economics from The Norwegian School of Business Administration and his law degree from the University of Oslo.

Paul J. Hopkins has been a Director since June 2005. Until March 2008, Mr. Hopkins was also a Vice President and a director of Corridor Resources Inc., a Canadian publicly traded exploration and production company. From 1989 to 1993 he served with Lasmo as Project Manager during the start-up of the Cohasset/Panuke oilfield offshore Nova Scotia, the first offshore oil production in Canada. Earlier, Mr. Hopkins served as a consultant on frontier engineering and petroleum economic evaluations in the international oil industry. Mr. Hopkins was seconded by Chevron UK in 1978 to assist with the gas export system for the Ninian Field. Previously, beginning in 1973, he was employed with Ranger Oil (UK) Limited, being involved in the drilling and production testing of oil wells in the North Sea. Through the end of 1972, he worked with Shell Canada as part of its offshore Exploration Group.

Richard H. K. Vietor has been a Director since July 2007. Mr. Vietor is the Paul Whiton Cherrington Professor of Business Administration at Harvard Business School where he teaches courses on the regulation of business and the international political economy.  He was appointed Professor in 1984.  Before coming to Harvard Business School in 1978, Professor Vietor held faculty appointments at Virginia Polytechnic Institute and the University of Missouri.  He received a B.A. in economics from Union College in 1967, an M.A. in history from Hofstra University in 1971, and a Ph.D. from the University of Pittsburgh in 1975.

Audit Committee.  In accordance with the rules of the NYSE, the Board has established an Audit Committee, consisting of two independent Directors.  The members of the Audit Committee are Andreas Ove Ugland, Sir David Gibbons and Jim Kelly.

Officers.  Mr. Hansson serves as the Company's President and Chief Executive Officer.  Turid M. Sørensen is the Company's Chief Financial Officer. Rolf Amundsen is the Company's Chief Investor Relations Officer.

Required Vote.  Approval of Proposal One will require the affirmative vote of a majority of the votes cast by shareholders entitled to vote in the election.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF ALL SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the appointment of Deloitte AS as the Company's independent auditors for the ensuing year until the close of the next Annual General Meeting of Shareholders.  The Board will also lay before the Meeting the Company's audited financial statements for the year ended December 31, 2011.  These financial statements are included in the Company's 2011 Annual Report which is available on the Company's website at www.nat.bm.  Any shareholder may receive a hard copy of the Company's 2011 Annual Report free of charge upon request.

Deloitte AS has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Approval of Proposal Two will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote thereon.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE AS AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE ENSUING YEAR UNTIL THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

REDUCTION OF SHARE PREMIUM

The Board is submitting for approval at the Meeting the reduction of the Company's share premium account by approximately $75.5 million, which is the amount of paid in share capital which exceeds the aggregate par value of the outstanding common shares, par value $0.01 per share, of the Company, which we refer to as share premium to zero.   The reason for the reduction is primarily to increase the ability of the Company to declare and distribute dividends and distributions to the Company's shareholders.  The reduction in share premium will not result in a distribution to shareholders at this time but rather the surplus resulting from such reduction will be credited to the Company's contributed surplus account.

Currently, the Company's aggregate share capital represented by the Company's outstanding common shares is $529,156 based on the aggregate par value of the Company's 52,915,639 common shares having a par value of $0.01 each.  The share premium of the Company is currently approximately $75.5 million based on the excess of the price paid by shareholders for the Company's common shares over their aggregate par value.

Our dividend policy is to declare quarterly dividends to shareholders, as the Board of Directors may from time to time determine, taking into account contingent liabilities, the terms of our credit facility, our other cash needs and the requirements of Bermuda law. However, if we declare a dividend in respect of a quarter in which an equity issuance has taken place, we calculate the dividend per share as our net operating cash flow for the quarter (after taking into account the factors described above) divided by the weighted average number of shares over that quarter. Net operating cash flow represents net income plus depreciation and non-cash administrative charges. The dividend paid is the calculated dividend per share multiplied by the number of shares outstanding at the end of the quarter.

Under Bermuda law, we may not declare or pay dividends or make distributions if there are reasonable grounds for believing that (1) we are, or would after the payment be, unable to pay our liabilities as they become due or (2) the realizable value of our assets would thereby be less than the sum of our liabilities.

Since our inception, we have issued shares at various times in excess of such shares' par value.  This excess constitutes our share premium.  Share premium is not available for payment of dividends under Bermuda law.

The reduction in share premium will give our Board of Directors greater flexibility to declare dividends and distributions to our shareholders.  Specifically, the reduction in share capital will enable the Board of Directors to declare a dividend or distribution, when the Company is solvent, and would not be rendered insolvent upon payment of the dividend, and has available cash to distribute, so long as the realizable value of the Company's assets exceeds its liabilities.

The Company is required, in order to effectuate such reduction to cause a notice to be published in an appointed newspaper stating the amount of the share capital as last previously determined by the Company, the amount to which the share capital is to be reduced, and the date as from which the reduction is to have effect. The notice is required to be published not more than thirty days and not less than fifteen days prior to the date on which the reduction is to have effect and is intended to be published on or about June 1, 2012. The Company may only effect such reduction if there are reasonable grounds for believing that the Company is, or after the reduction would be, able to pay its liabilities as they become due.

Within 30 days after the date such reduction of the paid in share capital is effective the Company, as required by Bermuda law, will file a memorandum, with a copy of the notice, in the office of the Bermuda Registrar of Companies ("Registrar") notifying the Registrar of compliance with the Companies Act.

Required Vote.  Approval of Proposal Three will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote thereon.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE REDUCTION OF SHARE PREMIUM.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.  The Board has retained Okapi Partners LLC as proxy solicitor in connection with the Meeting.  If you have any questions or need assistance in voting your proxy, please contact Okapi Partners at the toll-free number or email address listed below.

Okapi Partners LLC
437 Madison Avenue, 28th Floor
New York, NY 10022
(212) 297-0720
Toll Free:  (877) 274-8654
info@okapipartners.com

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposals One, Two or Three have been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.

By Order of the Directors

Timothy J Counsell
Secretary

April 17, 2012
Hamilton, Bermuda